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Exhibit (a)(1)(vii)

OFFICEMAX SAVINGS PLAN TRUSTEE DIRECTION FORM

TO: STATE STREET BANK AND TRUST COMPANY, TRUSTEE

Step 1: Indicate a percent (from 1% to 100%): I wish to tender              % of my OfficeMax Common Stock Fund balance in the OfficeMax Savings Plan and the corresponding equivalent shares held in my plan account.

Step 2: Check one option below. If you choose option 2, you must also indicate your tender price.

        Check only one box under (A) or (B) below. If more than one box or if no box is checked, there is no valid tender of shares.

(A)  Shares Tendered at Price Determined in the Tender Offer

☐
I want to maximize the chance of having OfficeMax accept for purchase all of the equivalent shares that I am tendering (subject to the possibility of proration). Accordingly, BY CHECKING THIS BOX INSTEAD OF ONE OF THE PRICE BOXES BELOW, I hereby tender equivalent shares at, and am willing to accept, the purchase price determined by OfficeMax in accordance with the terms of the tender offer and resulting from the tender offer process. This action may have the effect of lowering the purchase price and could result in receiving a price per share as low as $30.00 per share.

OR

(B)  Shares Tendered at Price Determined by Shareholder

☐
By checking ONE of the following boxes below INSTEAD OF THE BOX UNDER "Shares Tendered at Price Determined in the Tender Offer," I hereby tender equivalent shares at the purchase price checked. This action could result in none of the equivalent shares being purchased if the purchase price determined by OfficeMax for the equivalent shares is less than the purchase price checked below.

☐ $30.00	☐ $30.60	☐ $31.20	☐ $31.80	☐ $32.40	☐ $33.00	☐ $33.60

☐ $30.20	☐ $30.80	☐ $31.40	☐ $32.00	☐ $32.60	☐ $33.20	☐ $33.80

☐ $30.40	☐ $31.00	☐ $31.60	☐ $32.20	☐ $32.80	☐ $33.40	☐ $34.00

        Please note that the OfficeMax Savings Plan (the "401(k) Plan") is prohibited from selling equivalent shares to OfficeMax for a price that is less than the prevailing market price. Accordingly, if you elect to tender equivalent shares at a price that is lower than the prevailing price of OfficeMax's common stock on The New York Stock Exchange at the expiration of the tender offer, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price of OfficeMax's common stock on the New York Stock Exchange on the expiration date of the tender offer. This could result in your equivalent shares not being purchased in the tender offer.

Step 3: Read this form carefully, provide the requested information and then sign this form.

        I acknowledge receipt of the accompanying Letter to the Participants in the OfficeMax Common Stock Fund of the OfficeMax Savings Plan, the enclosed Offer to Purchase, dated March 30, 2005, and the related Letter of Transmittal in connection with the tender offer by OfficeMax Incorporated, a Delaware corporation, to purchase up to 23,500,000 shares of its common stock.

        The method of delivery of this document is at the election and risk of the 401(k) Plan participant. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Sign here:

Signatures:	X
Name:	(Please Print)
Taxpayer Identification Number or Social Security Number:
Address:

Area Code and Telephone Number
Date:

The addresses to submit this form to are:

WELLS FARGO SHAREOWNER SERVICES

By Mail Wells Fargo Shareowner Services P.O. Box 64858 St. Paul, MN 55164-0858	By Hand or Overnight Courier Wells Fargo Shareowner Services Corporate Actions Department 161 North Concord Exchange South St. Paul, MN 55075 (800) 380-1372

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  Exhibit (a)(1)(vii)